ULTA BEAUTY, INC.

1000 REMINGTON BLVD., SUITE 120

BOLINGBROOK, ILLINOIS 60440

June 29, 2017

Via EDGAR and Email

Ms. Jennifer Thompson

Accounting Branch Chief

Officer of Consumer Products

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ulta Beauty, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2017
Filed March 28, 2017
File No. 1-33764

Dear Ms. Thompson:

Set forth below is the response of Ulta Beauty, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 27, 2017, with respect to the above-referenced filing. The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the response of the Company (in regular type, except where otherwise noted).

Item 15. Exhibits and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm, page 46

1.	We note that the audit performed by your independent registered public accounting firm includes the financial statement schedule listed in the Index at Item 15; however, no opinion was provided on the financial statement schedule. Please confirm to us that your independent registered public accounting firm audited the financial statement schedule. Also, in future filings, please ensure that the audit opinion included in your filing opines on both the financial statements and any financial statement schedule. Refer to Rule 5-04(c) of Regulation S-X.

Ms. Jennifer Thompson

Response:

We hereby confirm that our independent registered accounting firm audited the financial statement schedule in compliance with Rule 5-04(c) of Regulation S-X. The omission of opinion over this financial statement schedule was due to an administrative oversight. Future annual filings will include a Report of Independent Registered Public Accounting firm similar to the following, which is a markup of Ulta Beauty, Inc.’s Form 10-K for the fiscal year ended January 28, 2017, with the new information highlighted in italics:

The Board of Directors and Stockholders

Ulta Beauty, Inc.

We have audited the consolidated balance sheets of Ulta Beauty, Inc. (the Company) as of January 28, 2017 and January 30, 2016, and the related consolidated statements of income, cash flows, and stockholders’ equity for each of the three years in the period ended January 28, 2017. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ulta Beauty, Inc. at January 28, 2017 and January 30, 2016, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 2017, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ulta Beauty, Inc.’s internal control over financial reporting as of January 28, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2017, expressed an unqualified opinion thereon.

(Firm signature)

Chicago, Illinois

March XX, 201X

* * *

Ms. Jennifer Thompson

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (630) 410-4807 or Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Very truly yours,

/s/ Scott M. Settersten
Scott M. Settersten
Chief Financial Officer, Treasurer and Assistant Secretary

cc:	Yong Kim

United States Securities and Exchange Commission

Russell E. Ryba

Foley & Lardner LLP

Jodi J. Caro

Ulta Beauty, Inc.